Rule 424 (b) (3)
Registration No. 333-249702
CUSIP #: 63743HEW8

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Senior Debt Security	$600,000,000	$65,460.00

(1)    Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)    The amount in this column has been transmitted to the SEC in connection with the securities offered by means of this pricing supplement.

TRADE DATE: February 22, 2021
SETTLEMENT DATE: February 24, 2021
PRICING SUPPLEMENT NO. 8682 DATED February 22, 2021
TO PROSPECTUS SUPPLEMENT DATED October 30, 2020
AND BASE PROSPECTUS DATED October 28, 2020

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Medium-Term Notes, Series D
With Maturities of Nine Months or More from Date of Issue

Fixed Rate Notes

Principal Amount:	$600,000,000

Issue Price:	99.743% of Principal Amount

Original Issue Date:	February 24, 2021

Maturity Date:	June 15, 2026

Interest Rate:	1.000% per annum

Interest Payment Dates:	Each June 15 and December 15, and the maturity date, commencing June 15, 2021

Optional Redemption:
The issuer may redeem the notes at any time, prior to May 15, 2026, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the notes being redeemed that would be due if such notes matured on May 15, 2026, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 10 basis points for the notes plus in each case of (1) and (2) above, accrued interest to, but excluding, the redemption date.

At any time on or after May 15, 2026, the issuer may redeem the notes, at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes then outstanding to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes being redeemed (assuming, for this purpose, that the notes matured on May 15, 2026) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for that redemption date, or (B) if we obtain fewer than four Reference Treasury Dealer Quotations, the average of all the Reference Treasury Dealer Quotations obtained.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with the issuer.

“Reference Treasury Dealer” means (1) each of J.P. Morgan Securities LLC and Mizuho Securities USA LLC, or their respective affiliates or successors; provided, however, that if any of them ceases to be a primary U.S. Government securities dealer in the United States, the issuer will appoint another primary U.S. Government securities dealer as a substitute, (2) one primary U.S. Government securities dealer selected by each of KeyBanc Capital Markets Inc., PNC Capital Markets LLC and Truist Securities, Inc. and (3) any other primary U.S. Government securities dealers selected by the issuer.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the date notice is provided to each holder of the notes being redeemed.

“Treasury Rate” means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

Payment at Maturity:	The payment at maturity will be 100% of the Principal Amount plus accrued and unpaid interest, if any

Agent’s Discount or Commission:	0.600%

Agent(s):	J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
PNC Capital Markets LLC
Truist Securities, Inc.
Regions Securities LLC

Capacity:	Principal

Form of Note: (Book-Entry or Certificated)	Book-Entry

Other Terms:	None

Medium-Term Notes, Series D may be issued by the Company in an unlimited aggregate principal amount.

Validity of the Medium-Term Note

In the opinion of Hogan Lovells US LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will constitute valid and binding obligations of the Company, subject to the effect of (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors' rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers), and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law).

This opinion is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the District of Columbia General Cooperative Association Act of 2010 (the "Cooperative Association Act") and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated October 30, 2020, which has been filed as an exhibit to a Current Report on Form 8-K by the Company on October 30, 2020.